ASX RELEASE
4 October 2002

Settlement with Medcomsoft

Mayne Group Limited announced today that its subsidiary Lamsak Pty Ltd has reached an agreement with Medcomsoft Inc of Toronto, Canada, to terminate and mutually release all obligations under the Software License Agreement and related contracts executed in May 2000 and December 2000. The settlement formally resolves the dispute under such contracts which was the subject of ongoing arbitration proceedings.

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For further information contact:

Media enquiries:	Investor enquiries:
Rob Tassie	Cameron Fuller
Public Affairs Manager	Investor Relations Manager
Phone: 03 9868 0886	Phone 03 9868 0968
Mobile: 0411 126 455	Mob: 0417 338 953